Contact

www.linkedin.com/in/emil-nnani-82aa2065 (LinkedIn)

Top Skills

Music
Teaching
Preaching

Publications

Imagine "A World Your Feeble Mind Couldn't Even Imagine"

Emil Nnani

Founder of Boaz Bike
Dallas, Texas, United States

Summary

Emil is a dynamic individual who has made his mark in the world as an accomplished artist, inspiring speaker, prolific author, innovative inventor, devoted husband, proud father, savvy serial entrepreneur, and a devout believer. With an entrepreneurial spirit that was evident from a young age, Emil took the business world by storm when he launched his first venture at just 17 years old. His tenacity and vision led him to achieve his first million in sales by the impressive age of 22.

As a true visionary, Emil has continued to blaze new trails in the world of business, most recently as the founder of Boaz Bikes. His groundbreaking electric scooter and E-Bike MaaS platform has transformed the landscape of urban transportation by solving first and last-mile transportation problems for cities all across the globe. Emil's unwavering commitment to innovation and his tireless work ethic make him a force to be reckoned with in the business world and a true inspiration to all who aspire to make their dreams a reality.

Experience

Boaz Bikes

Ceo
May 2018 - Present (5 years 4 months)
Everywhere

Errand Driver

CEO
January 2016 - January 2019 (3 years 1 month)
Dallas/Fort Worth Area

The only subscription based Ride-Sharing, Errand-Service app on the market. From Rides to Shopping Help, Pet Help, Elderly Help, Cleaning, Labor jobs and more. With subscriptions starting off at $25 a month we are currently the most economical Ride share, Errand Service that operates on-demand. Download our app today. Errand Driver.

Christ Lyke Clothing

CEO

May 2012 - May 2017 (5 years 1 month)

Managed the fastest growing Christian retail clothing stores on the East Coast.

E-Fetti (Music Artist)

CEO

January 2009 - January 2015 (6 years 1 month)

Managed & promoted my self as a musical artist. One of the biggest Christian artists out of NC with a fan base totaling over 250,000 supporters.